Exhibit 99.1

Olink reports first quarter 2021 financial results and issues full year 2021 guidance

UPPSALA, Sweden, May 20, 2021 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its financial results for the first quarter of 2021.

Highlights:

•	Revenue was $13.6 million in the first quarter of 2021, representing year over year growth of 70% on a reported basis and 54% on a constant currency adjusted like-for-like basis
•	Adjusted EBITDA was ($3.7) million in the first quarter of 2021, as compared to ($1.4) million in the first quarter of 2020
•	Net loss was ($14.3) million in the first quarter of 2021, as compared to ($11.1) million in the first quarter of 2020
•	Olink issues 2021 revenue guidance to be in the range of $90 million to $92 million, representing 66% to 70% growth over 2020
•	Olink completed an initial public offering of 13.2 million common shares in the forms of ADSs, raising $264.7 million in gross proceeds
•	Use of products published in almost 550 peer reviewed studies through March 31st, 2021, including the first two publications on the Explore platform during the first quarter 2021

“Olink had strong financial performance in the first quarter of 2021 with continued robust adoption of our proteomics products and services, which use our proprietary Proximity Extension Assay (PEA) technology. Our dedicated team delivered revenue of $13.6 million, representing 70% year over year growth, and strong gross margin improvement,” said Jon Heimer, CEO of Olink Proteomics. “We successfully completed our IPO in March and are now better positioned to enable new discoveries and improve the lives of patients by enabling understanding of real-time human biology and accelerating proteomics with the scientific community. We expect our strong momentum to continue for the rest of this year and beyond, and are excited about our growing team and strategic investments.

First quarter financial results:

“In the first quarter, our team delivered strong revenue growth, driven by our newest product offering, Explore. Our financial performance and the successful completion of our IPO has strengthened our balance sheet and positioned the company to accelerate investments for future growth,” said Oskar Hjelm, CFO of Olink Proteomics.

Total revenue for the first quarter of 2021 was $13.6 million, as compared to $8.0 million in the first quarter of 2020. Revenue growth was driven primarily by the Explore platform.

Analysis services revenue for the first quarter 2021 was $9.6 million, as compared to $6.0 million in the first quarter of 2020.

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Kits revenue for the first quarter of 2021 was $2.8 million, as compared to $1.5 million in the first quarter of 2020.

Other revenue was $1.2 million for the first quarter of 2021, as compared to $0.5 million in the first quarter of 2020.

Looking at revenue by geography during the first quarter of 2021, revenue in North America was $7.3 million, in EMEA (includes Sweden) it was $5.5 million, and it was $0.8 million in China and RoW (includes Japan).

Adjusted gross profit was $9.2 million in the first quarter of 2021, as compared to $5.0 million in the first quarter of 2020.

By segment, adjusted gross profit margin for analysis services for the first quarter 2021 was 64% as compared to 66% in the first quarter of 2020.

Adjusted gross profit margin for kits was 83% for the first quarter 2021, as compared to 44% in the first quarter of 2020.

Adjusted gross profit margin for other was 63% for the first quarter 2021, as compared to 67% in the first quarter of 2020.

Total operating expenses for the first quarter of 2021 were $22.4 million, as compared to $9.1 million in the first quarter of 2020. The increase was due to increased spending according to our strategic plan as well as IPO related expenses.

Net loss for the first quarter of 2021 was ($14.3) million, as compared to ($11.1) million in the first quarter of 2020.

Net loss per share for the first quarter of 2021 was ($0.48) based on an average number of outstanding shares of 38,926,170, as compared to ($0.76) in the first quarter of 2020.

Adjusted EBITDA for the first quarter of 2021 was ($3.7) million, as compared to ($1.4) million in the first quarter of 2020.

2021 guidance:

Olink expects full year 2021 revenue to be in the range of $90 million to $92 million. We plan to continue to accelerate investments into our platform to further accelerate growth.

Webcast and conference call details

Olink will host a conference call to discuss the first quarter financial results before the market opens May 20, 2021 at 8:00 a.m. Eastern Time. The dial-in numbers are (833) 562-0120 for domestic callers or (661) 567-1096 for international callers, followed by Conference ID: 5167217. A live webcast of the conference call will be available on the “Investors” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

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Statement regarding use of non IFRS financial measures

We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Use of forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2021 revenue outlook, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations.

In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the captions "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Registration Statement on Form F-1, as amended (File No. 333-253818) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

Contacts

Media and Investor Relations

Olink Holding AB (publ), Stina Thorman, stina.thorman@olink.com, +46707187354

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER
COMPREHENSIVE INCOME (UNAUDITED)

Amounts in thousands of US Dollars	Note	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Revenue	4	$13,628	$7,998
Cost of goods sold		(4,996)	(3,549)
Gross profit		8,632	4,449
Selling expenses		(5,704)	(2,710)
Administrative expenses		(12,411)	(3,872)
Research and development expenses		(4,219)	(2,587)
Other operating (loss)/income		(105)	100
Operating loss		(13,807)	(4,620)
Financial income		780	772
Financial expenses		(3,991)	(9,683)
Loss before tax		(17,018)	(13,531)
Income tax		2,723	2,413
Net loss for the period (Attributable to shareholders of the Parent)		$(14,295)	$(11,118)
Basic and diluted loss per share	9	$(0.48)	$(0.76)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(20,553)	(15,290)
Other comprehensive income/(loss) for the period, net of tax		(20,553)	(15,290)
Total comprehensive loss for the period, net of tax		$(34,848)	$(26,408)
Total comprehensive loss for the period (Attributable to shareholder of the Parent)		$(34,848)	$(26,408)

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INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of US Dollars	Note	As of March 31, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets		$323,461	$347,387
Property, plant and equipment		5,856	5,774
Right-of-use assets		4,381	4,684
Deferred tax assets		1,066	37
Other long-term receivables		129	133
Total non-current assets		334,893	358,015
Current assets
Inventories		20,962	20,826
Trade receivables		17,890	33,482
Other receivables		3,632	2,856
Prepaid expenses and accrued income		2,075	1,491
Cash at bank and in hand		191,418	8,655
Total current assets		235,977	67,310
TOTAL ASSETS		$570,870	$425,325
EQUITY
Share capital	5	30,964	27,224
Other contributed capital	5	499,452	257,774
Reserves		18,807	39,360
Accumulated losses		(38,953)	(24,658)
Total equity attributable to shareholders of the Parent		$510,270	$299,700
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5, 6	1,998	63,965
Deferred tax liabilities		29,372	33,193
Total non-current liabilities		31,370	97,158
Current liabilities
Interest-bearing loans and borrowings	5, 6	2,124	2,146
Accounts payable		9,852	6,658
Current tax liabilities		224	506
Other current liabilities		17,030	19,157
Total current liabilities		29,230	28,467
Total liabilities		$60,600	$125,625
TOTAL EQUITY AND LIABILITIES		$570,870	$425,325

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INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Amounts in thousands of US Dollars	Note	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Operating activities
Loss before tax		$(17,018)	$(13,531)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		3,663	2,863
Net finance expense		3,211	8,911
Changes in working capital:
(Increase) in inventories		(1,402)	(440)
Decrease in accounts receivable		14,068	7,821
(Increase) in other current receivables		(2,185)	(845)
Increase in trade payables		3,723	618
(Decrease)/Increase in other current liabilities		(730)	76
Interest paid		(1,976)	(1,397)
Tax paid		33	(4,140)
Cash flow used in operating activities		$1,387	$(64)
Investing activities
Purchase of property, plant and equipment		(948)	(658)
Decrease/(Increase) in other non-current financial assets		-	23
Cash flow used in investing activities		$(948)	$(635)
Financing activities
Proceeds from issue of share capital	5	264,706	710
Share issue costs	5	(19,288)	-
Proceeds from interest-bearing loans and borrowings		2,400	8,000
Repayment of interest-bearing loans and borrowings	6	(65,627)	-
Payment of principal portion of lease liability		(534)	(275)
Cash flow from financing activities		$181,657	$8,435
Net cash flow during the period		182,096	7,736
Cash at bank and in hand at the beginning of the period		8,655	6,162
Net foreign exchange difference		667	501
Cash at bank and in hand at the end of the period		$191,418	$14,399

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A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

Amounts in thousands of U.S. Dollars	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Operating (loss)/profit	(13,807)	(4,620)
Add:
Amortization	2,720	2,317
Depreciation	943	546
EBITDA	(10,144)	(1,757)
Management Adjustments	6,422	348
Adjusted EBITDA	$(3,722)	$(1,409)

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

Amounts in thousands of U.S. Dollars, unless otherwise stated	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Revenue	$13,628	$7,998
Cost of goods sold	(4,996)	(3,549)
Gross profit	8,632	4,449
Gross profit %	63.3%	55.6%
Less:
Inventory fair value step up	-	253
Depreciation charges	579	273
Adjusted Gross Profit	$9,211	$4,975
Adjusted Gross Profit %	67.6%	62.2%

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